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5-81863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB /A
(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

CSMC Technologies Corporation
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Cayman Islands
(Jurisdiction of Subject Company's Incorporation or Organization)

China Resources Logic Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Aileen Yan
Manager, Public & Investor Relations Department
CSMC Technologies Corporation
14 Liangxi Road
Wuxi
Peoples' Republic of China 214061
+86 510 8811 8089

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 15, 2006
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (07-05) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

GENERAL INSTRUCTIONS

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit Number	Description
A*	Offer and response document dated June 15, 2006 despatched to the shareholders of China Resources Logic Limited and CSMC Technologies Corporation in connection with the offer by China Resources Logic Limited for the issued shares of CSMC Technologies Corporation

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended is included on the first page of the documents filed as Exhibit A through D.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description
B*	Announcement dated June 14, 2006 (published in Hong Kong on June 15, 2006) announcing the despatch of the composite document, which includes details of the offer by China Resources Logic Limited for CSMC Technologies Corporation, and the major transaction circular of China Resources Logic Limited
C**	Announcement dated June 28, 2006 (published in Hong Kong on June 29, 2006) announcing that the offer by China Resources Logic Limited for CSMC Technologies Corporation has become unconditional in all respects on June 28, 2006
D	Announcement dated July 12, 2006 (published in Hong Kong on July 13, 2006) announcing that the offer by China Resources Logic Limited for CSMC Technologies Corporation closed on July 12, 2006

* Previously furnished on Form CB on June 15, 2006.

** Previously furnished on Amendment No. 1 to Form CB on June 29, 2006

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by China Resources Logic Limited with the Securities and Exchange Commission on June 15, 2006.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[signature]

(Signature)

Ken Ong, Executive Director and CFO

(Name and Title)

July 13, 2006

(Date)

EXHIBIT D

Announcement dated July 12, 2006 (published in Hong Kong on July 13, 2006) announcing that the offer by China Resources Logic Limited for CSMC Technologies Corporation closed on July 12, 2006

Exhibit D

The exchange offer referred to herein would be made for the securities of a foreign company. The offer described herein would be subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the documents provided, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of a United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since CRL is located outside the United States, and some or all of its officers and directors may be residents of a country other than the United States. You may not be able to sue a non U.S. company or its officers or directors in a non U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that CRL may, subject to the Takeovers Code, purchase securities otherwise than under the Offer, such as in open market or privately negotiated transactions.

This announcement appears for informational purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of CSMC Technologies Corporation or China Resources Logic Limited.

華潤勵致有限公司
China Resources Logic Limited
(incorporated in Bermuda with limited liability)
(Stock Code: 1193)

CSMC TECHNOLOGIES CORPORATION
華潤上華科技有限公司*
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 597)

Voluntary conditional offer by

citigroup

Citigroup Global Markets Asia Limited

on behalf of

華潤勵致有限公司
China Resources Logic Limited

to acquire all of the issued shares in the share capital of

CSMC

CSMC Technologies Corporation
華潤上華科技有限公司*

(other than those already owned by China Resources Logic Limited and parties acting in concert with it)

CLOSE OF THE OFFER

Financial adviser to
China Resources Logic Limited

citigroup

Independent financial adviser to the independent board committee of CSMC Technologies Corporation in respect of the Offer

Baron Capital Limited

Close of the Offer

The Offer closed at 4.00 p.m. on 12 July 2006.

Acceptance level of the Offer

As at 4.00 p.m. on 12 July 2006, being the latest time and date for acceptance of the Offer, the Offeror received valid acceptances in respect of 1,293,530,058 CSMC Shares, representing 47.5% of the entire issued share capital of CSMC as at the date of this announcement and the voting rights normally exercisable at general meetings of CSMC. Valid acceptances in respect of 1,075,782,722 and 217,747,336 CSMC Shares have been received from CSMC Shareholders who elected for the Basic Consideration and the Share Alternative, respectively.

As the total number of valid elections for New CRL Shares under the Share Alternative are for less than the number of Available New CRL Shares, there will be no need to scale-back the elections for New CRL Shares under the Share Alternative. Accordingly, all elections for the Share Alternative will be satisfied in full and the remaining number of New CRL Shares from the Available New CRL Shares will not be issued.

Shareholdings and public float of shares

Taking into account the valid acceptances received under the Offer, the Offeror and parties acting in concert with it together own 1,984,967,848 CSMC Shares, representing approximately 72.9% of the entire issued share capital of CSMC as at the date of this announcement, subject to payment by the Offeror for the tendered CSMC Shares.

Upon the close of the Offer, approximately 25.0% of the entire issued share capital of CSMC remains to be held by the public. Accordingly, the minimum public float requirement under Rule 8.08 of the Listing Rules is satisfied.

Reference is made to the joint announcement dated 12 May 2006 by CRL and CSMC (the ***Joint Announcement***), the composite document dated 15 June 2006 (the ***Composite Document***) and the announcement dated 28 June 2006 (the ***Unconditional Announcement***). Terms defined in the Composite *Document shall have the same meanings when used herein, unless* otherwise stated.

CLOSE OF THE OFFER

The Offer closed at 4.00 p.m. on 12 July 2006.

ACCEPTANCE LEVEL OF THE OFFER

As at 4.00 p.m. on 12 July 2006, being the latest time and date for acceptance of the Offer, the Offeror received valid acceptances in respect of 1,293,530,058 CSMC Shares, representing 47.5% of the entire issued share capital of CSMC as at the date of this announcement and the voting rights normally exercisable at general meetings of CSMC. Valid *acceptances in respect of 1,075,782,722 and 217,747,336 CSMC Shares* have been received from CSMC Shareholders who elected for the Basic Consideration and the Share Alternative, respectively.

As the total number of valid elections for New CRL Shares under the Share Alternative are for less than the number of Available New CRL Shares, there will be no need to scale-back the elections for New CRL Shares under the Share Alternative. Accordingly, all elections for the Share Alternative will be satisfied in full and the remaining number of New CRL Shares from the Available New CRL Shares will not be issued.

SHAREHOLDINGS AND PUBLIC FLOAT OF CSMC SHARES

As at the date of the Joint Announcement, the Offeror and parties acting in concert with it held 691,437,790 CSMC Shares, representing approximately 25.4% of the entire issued share capital of CSMC as at the date of this announcement. Save for such shareholding, neither the Offeror nor parties acting in concert with it, held, controlled or directed any CSMC Shares or any other rights over the CSMC Shares before the commencement of the offer period.

Save for the acceptances under the Offer, the Offeror and parties acting in concert with it did not acquire or agree to acquire any CSMC Shares or any other rights over the CSMC Shares, and the amount of CSMC Shares held by the Offeror and parties acting in concert with it remain unchanged, throughout the period between the date of the Joint Announcement up to the *date of this announcement.*

Accordingly, after taking into account the valid acceptances received under the Offer, the Offeror and parties acting in concert with it together own 1,984,967,848 CSMC Shares, representing approximately 72.9% of the entire issued share capital of CSMC as at the date of this announcement, subject to payment by the Offeror for the tendered CSMC Shares.

Upon the close of the Offer, approximately 25.0% of the entire issued share capital of CSMC remains to be held by the public. Accordingly, the minimum public float requirement under Rule 8.08 of the Listing Rules is satisfied.

It is the intention of the Offeror that the listing of the CSMC Shares on the Stock Exchange be maintained.

SHAREHOLDING OF CRL

The shareholding structure of CRL both before and after the completion of the Offer, taking into account the number of New CRL Shares which will be issued pursuant to the Share Alternative, is as follows:

Name	Prior to completion of the Offer		After completion of the Offer	
	No. of CRL Shares held	*Approximate %*	*No. of CRL Shares held*	*Approximate %*
China Resources (Holdings) and the CRH Subsidiaries	1,947,102,157	72.9%	1,947,102,157	70.4%
Others and public shareholders	724,781,914	27.1%	818,413,268*	29.6%
Total	2,671,884,071	100.0%	2,765,515,425	100.0%

**Note:* This figure is an approximate figure. Any fractions of New CRL Shares arising as a result of the Share Alternative will not be issued.

By order of the board of
China Resources Logic Limited
ZHU Jinkun
Chairman

By order of the board of
CSMC Technologies Corporation
Peter CHEN Cheng-Yu
Chairman

Hong Kong, 12 July 2006

The directors of CRL jointly and severally accept full responsibility for the accuracy of the information (other than in respect of the CSMC Group) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

The directors of CSMC jointly and severally accept full responsibility for the accuracy of the information (other than in respect of the CRL Group) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

As at the date of this announcement, the executive directors of the Offeror are ZHU Jinkun, WANG Guoping, ONG Thiam Kin and YU Yu; and the independent non-executive directors of the Offeror are WONG Tak Shing, LUK Chi Cheong and KO Ping Keung.

As at the date of this announcement, the executive directors of CSMC are Peter CHEN Cheng-Yu, Robert LEE Naii and TSAI Nein-Nan; the non-executive directors of CSMC are ONG Thiam Kin, YU Yu, CHEN Nan-xiang and Paul P. WANG; and the independent non-executive directors of CSMC are Kum Loon OON, Mark HSUE Chi Nan and Ralph Sytze YBEMA.

* *For identification purpose only*